Li-Cycle Reports First Quarter 2022 Financial Results; Significant Milestone Achieved for Rochester Hub Project

•Obtained key environmental permits for Rochester Hub, the first hydrometallurgical battery resource recovery facility in North America, on track for commissioning in 2023;
•Nearing start-up of operations at the Arizona Spoke; adding incremental lithium-ion battery processing capacity of up to 10,000 tonnes per year; first recycling facility to use Li-Cycle's proprietary technology to process full EV battery packs;
•$552.2 million in cash on hand as of January 31, 2022;
•Increased revenue by 277% to $3.8 million; and
•Redeemed all outstanding warrants in January 2022.

TORONTO, ONTARIO (March 17, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) ("Li-Cycle" or the “Company"), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced financial results for its first quarter ended January 31, 2022. Revenues increased 277% to $3.8 million from $1.0 million in the first quarter of fiscal year 2021.

“Black mass production increased more than 190% over last year as our Ontario and New York Spokes expanded their production. With our Arizona and Alabama Spokes becoming operational this year, we are on track to reach our black mass production target for fiscal 2022," said Ajay Kochhar, Li-Cycle President and Chief Executive Officer.

"We also made meaningful progress in advancing our Rochester Hub project, gaining the key environmental permits in record time. This achievement is clear proof of the regulatory and community support for our sustainable and competitive Spoke & Hub network. This is the first facility of its kind to be approved in North America. Over the course of this year, we expect to further validate the strategic and economic value of our business model as a growing battery materials supplier to meet surging electric vehicle demand in North America,” added Kochhar.

Spoke & Hub Network Update

Arizona and Alabama Spokes: Strategically located near key battery supply and battery manufacturing customers, our Arizona and Alabama Spokes will be the first facilities to leverage the Company's proprietary full EV battery pack processing technology. Each of these Spokes will have an annual processing capacity of up to 10,000 tonnes of lithium-ion battery input per year. The Arizona Spoke is expected to become operational in the fiscal second quarter of 2022 and the Alabama Spoke is expected to become operational in the fiscal third quarter of 2022.

Rochester Hub: Li-Cycle reached a significant milestone with critical environmental permitting for the Rochester Hub. In November 2021, the Town of Greece, New York issued a 'negative declaration of environmental impact' under the State Environmental Quality Review Act ("SEQRA") and granted a special use permit and site plan approval, subject to certain conditions. In March 2022, Li-Cycle received an air permit from the New York State Department of Environmental Conservation ("NYSDEC") for the Rochester Hub. Li-Cycle will now advance from civil works at the site to the commencement of construction of the permanent infrastructure.

With targeted commissioning in 2023, nameplate input capacity for the Rochester Hub is expected to be 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes of lithium-ion battery equivalent feed annually), or 18 gigawatt-hours (GWh) of lithium-ion batteries. The Company expects annual production output to be approximately 42,000 to 48,000 tonnes of nickel sulphate, 7,500 to 8,500 tonnes of lithium carbonate and 6,500 to 7,500 tonnes of cobalt sulphate.

Li-Cycle has engaged Hatch Ltd. as its engineering and procurement contractor and has selected MasTec Industrial as the general contractor. Additionally, the Company has firmed up long-lead equipment pricing and timing for the project. Li-Cycle estimates a total capital investment for the Rochester Hub of approximately $485 million (+/-15%).

Progress on Commercial Partnership with LG Chem and LG Energy Solution
Li-Cycle continues to advance proposed multi-year commercial arrangements with LG Chem, Ltd. (“LGC”) and LG Energy Solution, Ltd. (“LGES”) that would enable 'closing the loop' on the battery materials ecosystem in North America. LGES and Li-Cycle also intend to participate on recycling nickel-bearing lithium-ion battery scrap. Under the commercial agreements, which are expected to be concluded in April 2022, the Company, through its end-product off-take partner for the Rochester Hub, Traxys North America LLC, would supply LGES and LGC with 20,000 tonnes of nickel contained in nickel sulphate from the Rochester Hub, over a ten-year period. Additionally in conjunction with completing the agreements, LGC and LGES are expected to make a combined $50 million equity investment in Li-Cycle at $11.32 per common share. All the parties reached mutual agreement to extend the timing from March 13, 2022 to April 22, 2022 to allow for sufficient time to complete all of the commercial contracts among various legal entities.

Financial Review for the Fiscal First Quarter Ended January 31, 2022

Revenues for the quarter ended January 31, 2022 increased 277% to $3.8 million, compared to $1.0 million in the same quarter last year, driven by increases in product sales and metal based prices. Increases in volume are primarily related to the quantities of batteries and battery scrap processed at the New York Spoke.

Operating expenses for the quarter increased to $22.6 million, compared to $7.2 million during the same period last year, reflecting the ongoing expansion of operations in North America. This was primarily related to personnel costs for operational, corporate, commercial and engineering resources as well as professional fees and administrative costs in support of a public company. In addition, higher costs from raw materials and supplies are attributable to increased black mass production.

Net profit for the quarter ended January 31, 2022 was approximately $28.5 million, compared to a net loss of approximately $6.8 million in the prior-year period. This included $50.9 million of fair value gains on financial instruments.

Adjusted EBITDA loss for the quarter ended January 31, 2022 was $16.9 million, compared to $3.7 million for the prior-year period1. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed in relation to operating expenses noted above.
There were 168,891,877 common shares outstanding as of January 31, 2022. This includes 5,712,222 common shares issued upon exercise of warrants in the period. The Company redeemed all of its remaining unexercised warrants on January 26, 2022 and as of January 31, 2022, no warrants were outstanding.

Liquidity and Strong Balance Sheet Position

Li-Cycle ended its first quarter with approximately $552 million cash on hand. This strong balance sheet position is expected to fund the large majority of all the capital needs for the Rochester Hub, the five Spokes in development and expected operating needs over the next two years. To further strengthen our balance sheet, optimize our capital structure and provide future flexibility, we are evaluating multiple capital sources, including but not limited to debt-based financing alternatives, such as traditional corporate debt, project financing, government-related funding, and funding from potential strategic partners.

Fiscal Year 2022 Objectives

Li-Cycle’s key fiscal year 2022 objectives are reiterated below.

•Health, Safety, Environment and Quality (HSEQ):
◦Prioritize Health, Safety, Environment and Quality (HSEQ) performance

•Spoke & Hub Network:
◦Continue execution of the Rochester Hub project, for commissioning in 2023
◦Target black mass production of 6,500 to 7,500 tonnes during fiscal year 2022
◦Progress Ohio, Norway and Germany Spokes for commissioning in 2023

•Financial Priorities:
◦Continue building balance sheet strength
◦Drive disciplined operating expense progression

1 Adjusted EBITDA is not a recognized measure under IFRS. See “Non-IFRS Financial Measures” section of this press release, including for a reconciliation of Adjusted EBITDA to net profit or (loss).

Webcast and Conference Call Information

Company management will host a webcast and conference call on March 17, 2022, at 8:30 a.m. Eastern Time to discuss the results of the quarter. The related presentation materials for the webcast and conference call will be made available on the investors section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx
Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 909-5202
International: (785) 830-1914
Participant Code: LICYQ122
Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Nahla Azmy
Investors: investors@li-cycle.com

Sarah Miller
Media: media@li-cycle.com

Non-IFRS Financial Measures
Adjusted EBITDA (loss)
The table below reconciles Adjusted EBITDA (loss) to net profit (loss):

	Three months ended
	January 31,
	2022	2021
	(Unaudited - dollar amounts in thousands)

Net profit (loss)	28,547	(6,845)
Depreciation	1,834	527
Interest expense (income)	3,604	250
EBITDA (loss)	33,985	(6,068)
Foreign exchange (gain) loss	(11)	392
Fair value gain on financial instruments (1)	(50,872)	—
Forfeited SPAC transaction cost	—	2,000
Adjusted EBITDA Loss	(16,898)	(3,676)

(1) Fair value gain on financial instruments relates to warrants and convertible debt

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Li-Cycle defines Adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost, and listing fee related to the business combination that resulted in Li-Cycle becoming a public company.
Forward-Looking Statements
Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “would”, “could”, “plan”, “future” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to Li-Cycle’s ability to capitalize on growth opportunities; the annual input capacity and production output of the Rochester Hub, its expected start-up date and total capital cost; the annual processing capacity of the Arizona, Alabama, Ohio, Norway and Germany Spokes and the timing of commencement of their operations; our target to meet or exceed black mass production of 6,500 to 7,500 tonnes during fiscal year 2022. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.
Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects including its Ohio, Norway and Germany Spoke projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled "Risk Factors" in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
As at January 31, 2022 and October 31, 2021
(Unaudited - expressed in U.S. dollars)

	January 31, 2022	October 31, 2021
	$	$

Assets
Current assets
Cash and cash equivalents	552,242,301	596,858,298
Accounts receivable	5,815,394	4,072,701
Other receivables	710,824	973,145
Prepayments and deposits	19,572,133	8,646,998
Inventory	2,881,047	1,197,807
	581,221,699	611,748,949

Non-current assets
Plant and equipment	41,369,644	26,389,463
Right-of-use assets	28,121,604	27,009,760
	69,491,248	53,399,223

	650,712,947	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16,849,956	18,701,116
Lease liabilities	4,574,570	2,868,795
Loans payable	7,752	7,752
	21,432,278	21,577,663

Non-current liabilities
Lease liabilities	26,007,652	26,496,074
Loans payable	29,363	31,996
Convertible debt	89,445,172	100,877,838
Warrants	—	82,109,334
Restoration provisions	330,776	334,233
	115,812,963	209,849,475

	137,245,241	231,427,138

Shareholders' equity
Share capital	718,080,377	672,079,154
Contributed surplus	8,225,530	3,026,721
Accumulated deficit	(212,541,589)	(241,088,229)
Accumulated other comprehensive loss	(296,612)	(296,612)
	513,467,706	433,721,034
	650,712,947	665,148,172

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of comprehensive income and (loss)
Three months ended January 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
	Three months ended January 31,
	2022	2021
	$	$

Revenue
Product sales	3,622,447	912,866
Recycling services	215,523	104,374
	3,837,970	1,017,240

Expenses
Employee salaries and benefits	7,778,660	1,698,199
Professional fees	2,874,039	2,434,134
Share-based compensation	5,198,809	746,171
Raw materials and supplies	1,413,842	414,102
Office, administrative and travel	2,844,540	304,241
Depreciation	1,834,075	527,378
Research and development	341,786	527,195
Freight and shipping	210,361	291,050
Plant facilities	437,070	214,134
Marketing	448,945	141,655
Change in Finished Goods Inventory	(811,434)	(77,632)
	22,570,693	7,220,627

Loss from operations	(18,732,723)	(6,203,387)

Other (income) expense
Fair value (gain) loss on financial instruments	(50,871,565)	—
Interest expense	3,741,242	250,689
Foreign exchange (gain) loss	(11,453)	391,964
Interest income	(137,587)	(717)
	(47,279,363)	641,936

Net profit (loss) and comprehensive income (loss)	28,546,640	(6,845,323)

Earnings (loss) per common share - basic	0.17	(0.07)
Earnings (loss) per common share - diluted	0.17	(0.07)

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Three months ended January 31, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
	Three months ended January 31,
	2022	2021
	$	$

Operating activities
Net profit (loss) for the year	28,546,640	(6,845,323)
Items not affecting cash
Share-based compensation	5,198,809	746,171
Depreciation	1,834,075	527,378
Amortization of government grants	—	(14,062)
Loss on disposal of assets	—	13,399
Foreign exchange (gain) loss on translation	(362,214)	319,780
Fair value (gain) loss on financial instruments	(50,871,565)	—
Interest expense/income	3,265,608	—
	(12,388,647)	(5,252,657)
Changes in non-cash working capital items
Accounts receivable	(1,742,693)	(836,548)
Other receivables	262,321	(193,999)
Prepayments and deposits	2,071,196	(215,689)
Inventory	(1,683,240)	42,383
Accounts payable and accrued liabilities	(5,202,491)	(249,677)
	(18,683,554)	(6,706,187)

Investing activity
Purchases of plant and equipment	(12,161,073)	(2,837,842)
Prepaid equipment deposits	(13,001,681)	—
Proceeds from disposal of plant and equipment	—	16,866
	(25,162,754)	(2,820,976)

Financing activities
Proceeds from private share issuance, net of share issue costs	—	21,620,000
Proceeds from exercise of warrants	65,180
Proceeds from loans payable	—	1,503,200
Proceeds from government grants	—	14,062
Repayment of lease liabilities	(833,334)	(159,293)
Repayment of loans payable	(1,535)	(300,993)
	(769,689)	22,676,976

Net change in cash and cash equivalents	(44,615,997)	13,149,813
Cash and cash equivalents, beginning of period	596,858,298	663,557
Cash and cash equivalents, end of period	552,242,301	13,813,370

Non-cash investing activities
Accrual for purchase of plant and equipment	3,351,331	635,804
Non-cash financing activities
Equity issued for non-cash costs	—	455,055

Interest paid	475,634	250,689